Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

May 28, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mariam Mansaray

Matthew Derby

Re:	Noventiq Holding Co

Registration Statement on Form F-4 (File No. 333-276351)

Ladies and Gentlemen:

On behalf of Noventiq Holding Company (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form F-4 (File No. 333-276351) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Wednesday, May 29, 2024, or as soon as practicable thereafter. The Company respectfully requests that you notify Jeffrey J. Pellegrino of such effectiveness by a telephone call to (212) 610-6463.

Please contact Jeffrey J. Pellegrino at Allen Overy Shearman Sterling US LLP at (212) 610-6463 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

NOVENTIQ HOLDING COMPANY

By:	/s/ Hervé Tessler
Name: Hervé Tessler
Title: Chief Executive Officer

cc: Jeffrey J. Pellegrino, Esq.